Grupa Hotelowa

Warsaw, 2008-04-04.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section

APR 15 2008

Washington, DC
100

OSA/AH/47/2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 4/2008.
Best regards

08002074

Krzysztof Gerula

Vice-President

PROCESSED
APR 25 2008
THOMSON REUTERS

4/24

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no. 4/2008

of April 1, 2008.

Subject: Non-compliance with certain rules of the „Code of Best Practices for WSE Listed Companies"

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that acting by virtue of § 29 section 3 of the Stock Exchange By-Laws, the Company notifies permanent non-compliance with the following rules of corporate governance, laid down in the document „Code of Best Practices for WSE Listed Companies":

Rule No. II.1. Orbis S.A. will not comply with this rule, partially and permanently. The Company has a corporate website, yet it will not publish the information required under points 4), 6), 7), 10) and 11) of this rule on its website. This decision has been supported by a number of reasons, including the fact that disclosure obligations have been made more rigid as compared to the currently applicable legal regulations (points 4 and 10) and as compared to the present corporate practices of the Company (point 6 and 7), as well as by an unclear wording of these fragments of the Rule No. II.1 (points 7 and 10). Orbis S.A. declares that is shall consider a progressive introduction of appropriate corporate mechanisms, in particular involving putting in place additional organizational and technical means that would facilitate the application of the rules of corporate governance to the extent mentioned above. Furthermore, disclosure obligations imposed upon issuers (particularly points 6, 7 and 10) are new to a great extent, hence stretching in time the prospective implementation of these rules is additionally supported by the rationalization of costs related to their implementation.

As regards a more detailed justification of its position on this matter, Orbis S.A. presents the following explanations:

Re.: II.1.4. – This fragment of the Rule No. II.1., entailing the obligation to publish materials related to the General Meeting on the website, imposes an earlier deadline (at least 14 days

prior to the scheduled date of the General Meeting) for their publication as compared to the 8-day time limit set under the Regulation on Current and Periodical Reports. At present, the Company complies with the requirements imposed upon by the regulations of law and in its assessment, compliance with this fragment of the Rule No. II.1. requires matching changes to the operative schedules of the Company's governing bodies, so that the required extent of information can be published on time on the Company's website. Guided by the Rule No. II.1.4., the Company will make efforts to ensure that this information is made available to the investors as soon as possible. However, until then, the Company will continue to comply with the disclosure duties related to holding the General Meetings in line with the currently applicable legal regulations. The content of the relevant reports of the Company will be published on its corporate website.

Re.: II.1.6. – This fragment of the rule applies by an large to new duties of the Supervisory Board (reporting duties), which have not been required under the former rules of corporate governance, which implies the need to introduce substantive changes in the program of the Supervisory Board's works. Moreover, on the basis of the content of this rule, it is difficult to define precisely the degree of detail in the Supervisory Board's reports as regards the work of the Board's committees and evaluation of the internal control system and risk management system. As regards the requirement to publish a report on the Supervisory Board's operations, the content of this rule is not correlated with the content of the Rule No. III.1. It must be noted that so far the Company did not comply with the Rule No. 28 (the former version of the corporate governance rules), which required submitance by the Board's committees of annual reports on their operations. The Company also informs herein about permanent non-compliance with the Rule No. III.8., since relevant internal regulations concerning the work of the Supervisory Board committees are not fully compliant with Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). The Company also declares partial non-compliance with the Rule No. III.1.

Re.: II.1.7. – The requirement to publish questions put forward by shareholders before and during the General Meeting, as well as responses to these questions on the corporate website requires implementation by the Company of procedures that are extraordinary and require substantial outlays. The content of this rule generally covers all maters on the agenda, which may apply to both organizational and substantive issues. Provision of substantive information lies within the Management Board's scope of powers. According to the applicable legal

regulations, the Management Board is not under the duty to respond to shareholders' questions beyond the General Meeting. The Company foresees problems with establishing whether a given person putting forward a question prior to a General Meeting is a shareholder and, in consequence thereof, whether such question and the response thereto should be published on the corporate website. The above doubts give rise to apprehension that compliance with the Rule No. II.1.7. would rigidly formalize the Company's information policy. The Company declares, however, that it shall consider the possibility of putting in place appropriate internal procedures for the purpose of complying with this rule.

Re.: II.1.10. – Information concerning events leading to the acquisition or limitation of rights of a shareholder, which may constitute the basis for investment decisions (Rule No. II.1.10), are published by the Company in the form of reports, under circumstances defined in the regulations governing public trading in financial instruments. These reports are then published on the Company's corporate website. It must be noted that the informative value of the Company's website should be regarded as its supplementary feature, while investors should make decisions based on reports submitted in accordance with the Act on Public Offering and Terms and Conditions of Introducing Financial Instruments into an Organized Trading System and on Public Companies. The requirement to consider the website as the exclusive carrier of investor information about a group of events outlined very imprecisely under the Rule No. II.1.10., makes compliance with this rule very risky for the issuers. As regards point 10), the issuer is under the duty to qualify individual events as corporate events as well as other events of similar nature, to qualify such events as events that might affect the Company's share price (investment decisions) and to disclose them within an appropriate time limit.

Re.: II.1.11. – As regard the Rule No. II.1.11., at present the Company does not have a mechanism of obtaining and disclosure to the public of information concerning a relationship between a member of the Supervisory Board and a shareholder who holds shares representing not less than 5% of all votes at the General Meeting. The Company does nor permanently comply with the Rule No. III.2. Information concerning members of the Supervisory Board are available to the public only to the extent required under the applicable law.

<u>Rule No. II.3. and Rule No. III.9.</u> According to Polish Commercial Companies and Partnerships' Code, the powers of the Supervisory Board should be expanded by way of

amending the Statutes. The powers of the Company's Management Board and the Supervisory Board are laid down in the Company's Statutes, which do not envisage the need to apply for the consent of the Supervisory Board for execution of an agreement or another transaction on account of the fact that the other party to the transaction is a related entity. On the other hand, the Statutes set forth such an obligation if the value of the transaction exceeds a specified amount. Besides the above-mentioned actions, the Management Board may also request the Supervisory Board's opinion or resolution on other matters. In the opinion of the Company, the present wording of the statutes is adjusted to the size of its organizational frame and its business. The Management Board of the Company does not intend to initiate amendments to the statutes as regards maters related above in the foreseeable future. In practice, the application of this rule is also hampered by a quite imprecise definition of the type of contracts, with respect to which such additional powers would be granted to the Supervisory Board. The criterion of considering that a contract is "significant" or "typical" or "executed on market terms" are very indefinite and may even give rise to differences in interpretation between the Management Board and the Supervisory Board.

For reasons mentioned above, Orbis S.A. does not permanently comply with the Rule No. II.3. and Rule No. III.9. However, the Management Board of Orbis S.A. would like to emphasize that according to the declared compliance with the Rule No. 34 of the Best Practices of Public Companies 2005, transactions with shareholders and other persons, whose interests affect the Company's interest, are executed with particular diligence.

Rule No. III.1. The Company does not permanently comply with this rule as regards point 1). The Company foresees compliance with this fragment of Rule No. III.1.1. in the future.

The Company declared compliance with Rule No. 18 of corporate governance rules in their 2005 version, which required preparation of a brief evaluation of the Company's standing by the Supervisory Board and its submittance to the General Meeting. Such evaluation will be prepared prior to the Annual General Meeting of the Company on which the financial statements for the financial year 2007 will be approved, pursuant to the current standards, which foresees incorporation of conclusions of the Supervisory Board works related to this matter. The evaluation will not contain new elements, required under the Rule No. III.1.1. beginning from January 1, 2008, i.e. the system of internal control and the risk management

system in the Company. At present, the Supervisory Board does not poses the relevant materials related to the year 2007 that would permit drawing pertinent conclusions.

At the moment, the Company's Supervisory Board does not see any substantive reason for expanding the scope of its duties to include a permanent control over the functioning of the internal control system and the risk management system. The Supervisory Board will consider such a decision, also taking into account the allocation of tasks amongst the operative committees of the Board, in order to ensure that the control measures permit a regular annual evaluation of how these systems function in the Company.

Rule No. III. 2. and Rule No. III. 4. In the opinion of the Company, these rules impose stricter disclosure obligations upon members of the Company's Supervisory Board as compared to the previously applicable corporate governance rules relating to corresponding matters. The present wording of these rules does not eliminate doubts as to the degree of definiteness in defining the relationship between a member of the Supervisory Board and a shareholder, nor clarifies the notion of the conflict of interest, which were the basic reasons for non-compliance with the former version of these rules by the Company. Due to the Company's ownership structure, the absence of a precise definition of these issues in the code of best practices has a major bearing, if as a result of compliance with these rules some members of the Supervisory Board would not be able to participate in its works.

The Company did not declare compliance with the Rule No. 23 and the Rule No. 24 of Best Practices of Public Companies 2005 (rules corresponding to the Rule No. III.2. and Rule No. III.4.), and, in the Company's assessment, there are grounds not to change the Company's position on this matter.

Rule No. III. 8. This rule applies to the tasks and functioning of Supervisory Board's committees. The Company did not declare compliance with the corporate governance rules in their former wording, relating to independent members of the Supervisory Board and internal committees with participation of independent Board's members. These rules have changed; hence the Company at present complies with the Rule No. III.6. and Rule No. III.7. However, the internal regulations governing the works of the Supervisory Board committees are not fully compliant with the Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...).

According to the Company's appraisal, compliance with the Commission Recommendation as regards the tasks and functioning of the Supervisory Board committees should be tantamount to application of the basic guidelines of this document. The degree of transposition of the Recommendation's guidelines should, however, be adjusted to the size of the Company's organizational structure and to the powers of the Supervisory Board, arising under the national law. Guided by these interpretation guidelines, the Company does not intend to change the currently binding operative frameworks of the Supervisory Board's internal committees.

END